EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$(448,904)	$343,130	$251,291	$303,794	$270,113
Interest expense and other	5,748	(372)	3,046	2,584	—
Portion of rents representative of the interest factor	38,850	20,239	17,977	15,955	18,032

	$(404,306)	$362,997	$272,314	$322,333	$288,145

Fixed charges:
Interest expense, including amount capitalized	$8,886	$8,568	$9,314	$14,621	$11,673
Portion of rents representative of the interest factor(1)	38,850	20,239	17,977	15,955	18,032

	$47,736	$28,807	$27,291	$30,576	$29,705

Ratio of earnings to fixed charges(2)	—	12.60x	9.98x	10.54x	9.70x

(1)	33% of rental expense
(2)	For the year ended December 31, 2013, earnings were deficient to cover fixed charges by $452,042, primarily as a result of operating losses during the year.